                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                          _________________________

                                 FORM 11-K/A
                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                          _________________________


(Mark One):

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
- --- 1934.  For the fiscal year ended December 31, 1994.

                                       OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
- --- OF 1934.  For the transition period from _______________ to _______________

Commission file number:  0-1502

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     AMERICAN GREETINGS RETIREMENT PROFIT
                           SHARING AND SAVINGS PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         AMERICAN GREETINGS CORPORATION
                               ONE AMERICAN ROAD
                             CLEVELAND, OHIO  44144
                           _________________________

                              REQUIRED INFORMATION

         The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan"):

         1. Audited statements of net assets available for benefits as of December 31, 1994 and 1993.

2. Audited statements of changes in net assets available for benefits for the years ended December 31, 1994 and 1993.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       AMERICAN GREETINGS RETIREMENT
                                       PROFIT SHARING AND SAVINGS PLAN



June 30, 1995                     By:  /s/ Harvey Levin
                                     --------------------------------
                                     Name:   Harvey Levin
                                     Title:  Senior Vice-President

         American Greetings Retirement Profit Sharing and Savings Plan

                Statements of Net Assets Available for Benefits

                           December 31, 1994 and 1993

                                                   INDEX  500                                                      MONEY MARKET
                                                    PORTFOLIO             PRIMECAP            WELLINGTON          RESERVES PRIME
                             TOTAL                    FUND                  FUND                 FUND               PORTFOLIO
                   -----------------------------------------------------------------------------------------------------------------
                        1994         1993         1994      1993       1994      1993       1994      1993       1994       1993
                   -----------------------------------------------------------------------------------------------------------------
ASSETS
Investments,
 at fair value:
Money market funds
 and repurchase
 agreements                      $ 12,774,446
U.S. Government
 and agency
 securities                       167,822,933
Corporate
 obligations                        7,421,786
Common stocks                      57,921,551
Index 500
 Portfolio Fund      $40,255,607              $40,255,607
PrimeCap Fund         46,952,475                                    $46,952,475
Wellington Fund       13,979,573                                                        $13,979,573
Money Market
 Reserves Prime
 Portfolio            25,626,952                                                                             $25,379,588
Bond Index Fund      128,290,532
Common Stock of
 American Greetings
 Corporation          42,646,797   37,850,704
Participant notes
 receivable              229,236       68,166
Other                                  69,650
                   -----------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS    297,981,172  283,929,236  40,255,607           46,952,475           13,979,573           25,379,588

Deposits with
 insurance companies  55,949,482   87,511,622
 Receivables:
Employer's
 contribution         22,970,809   22,037,880   3,224,718            3,931,380            1,007,149            1,483,789
Participants'
 contributions         1,035,533    1,114,774     171,200              200,125               49,923               46,040
Accrued income             5,646    2,106,507                                                                         71
Due from broker
 for securities sold               36,493,182
 Other                     7,201                      956                1,338                  178                  408
                   -----------------------------------------------------------------------------------------------------------------
TOTAL RECEIVABLES     24,019,189   61,752,343   3,396,874            4,132,843            1,057,250            1,530,308

Cash                                  195,768
                   -----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS         377,949,843  433,388,969  43,652,481           51,085,318           15,036,823           26,909,896


LIABILITIES
Accrued expenses                     (583,340)
Due to broker for
 securities
 purchased                        (63,447,969)
                   -----------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE
 FOR BENEFITS       $377,949,843 $369,357,660 $43,652,481          $51,085,318          $15,036,823          $26,909,896
                   =================================================================================================================
























                               BOND                 COMPANY                                                          FIXED
                             INDEX/IC                STOCK               PARTICIPANT            COMMON               INCOME
                               FUND                  FUND                 LOAN FUND              FUND                 FUND
                        1994        1993      1994         1993         1994      1993      1994      1993       1994       1993
                   ----------------------------------------------------------------------------------------------------------------
ASSETS
Investments,
 at fair value:
Money market funds
 and repurchase
 agreements                                             $ 1,032,223                               $ 2,582,016          $  9,160,207
U.S. Government
 and agency
 securities                                                                                                             167,822,933
Corporate
 obligations                                                                                                              7,421,786
Common stocks                                                                                      57,921,551
Index 500
 Portfolio Fund
PrimeCap Fund
Wellington Fund
Money Market
 Reserves Prime
 Portfolio                                $   247,364
Bond Index Fund     $128,290,532
Common Stock of
 American Greetings
 Corporation                               42,646,797    37,850,704
Participant notes
 receivable                                                           $229,236  $68,166
Other                                                                                                                        69,650
                   ----------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS    128,290,532           42,894,161    38,882,927    229,236  68,166             60,503,567           184,474,576

Deposits with
 insurance companies  55,949,482                                                                                         87,511,622
 Receivables:
 Employer's
 contribution          9,826,757            3,497,016     2,879,620                                 4,728,220            14,430,040
Participants'
 contributions           367,794              200,451       170,950                                   287,518               656,306
Accrued income             5,575                              1,513                                    56,220             2,048,774
Due from broker
 for securities sold                                                                                  118,651            36,374,531
 Other                     3,450                  871
                   ----------------------------------------------------------------------------------------------------------------
TOTAL RECEIVABLES     10,203,576            3,698,338     3,052,083                                 5,190,609            53,509,651

Cash                                                                                                  195,768
                   ----------------------------------------------------------------------------------------------------------------
TOTAL ASSETS         194,443,590           46,592,499    41,935,010    229,236   68,166            65,889,944           325,495,849


LIABILITIES
Accrued expenses                                                                                     (377,740)             (205,600)
 Due to broker for
 securities
 purchased                                                                                                              (63,447,969)
                   ----------------------------------------------------------------------------------------------------------------
NET ASSETS
 AVAILABLE FOR
 BENEFITS           $194,443,590          $46,592,499   $41,935,010   $229,236  $68,166           $65,512,204          $261,842,280
                   =================================================================================================================

See notes to financial statements.

         American Greetings Retirement Profit Sharing and Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                 For the Years Ended December 31, 1994 and 1993

                                                     INDEX  500                                                     MONEY MARKET
                                                      PORTFOLIO             PRIMECAP            WELLINGTON         RESERVES PRIME
                               TOTAL                    FUND                  FUND                 FUND               PORTFOLIO
                      -------------------------------------------------------------------------------------------------------------
                           1994          1993         1994      1993      1994      1993       1994     1993       1994      1993
                      -------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET
ASSETS ATTRIBUTED TO
Net realized
 and unrealized
 (depreciation)
 appreciation of
 investments--
 Note C                 $(20,695,241) $ 17,027,611 $   764,106         $ 2,564,675         $  (425,863)
Interest and dividend
 income                   16,216,606    16,903,606     757,037           1,056,245             250,808          $   284,660
Dividends from
 American Greetings
 Corporation
 common stock                761,552       388,927
Contributions:
 Participants             14,640,336    10,825,314   1,285,153           1,385,914             207,995              190,913
 Rollover                   509,184                   110,857             108,043              78,878                39,988
 Employer                 22,970,809    22,037,880   3,224,718           3,931,380           1,007,149            1,483,789
                        ------------------------------------------------------------------------------------------------------------
Total additions           34,403,246    67,183,338   6,141,871           9,046,257           1,118,967            1,999,350

DEDUCTIONS
FROM NET ASSETS
ATTRIBUTED TO
Benefits paid
 to participants          24,748,586    12,271,135     643,897             671,415              44,542            1,675,175
Administrative
 expenses                  1,062,477     1,359,761       4,705               5,049                 539                  701
                        ------------------------------------------------------------------------------------------------------------
Total deductions          25,811,063    13,630,896     648,602             676,464              45,081            1,675,876
                        ------------------------------------------------------------------------------------------------------------
Net (decrease)
 increase  prior to
 interfund
 transfers                 8,592,183    53,552,442   5,493,269           8,369,793           1,073,886              323,474
Interfund
 transfers--net                                      6,307,799          10,864,175          13,962,937           26,586,422
Net assets
 transferred between
 trusts                                             31,851,413          31,851,350
                        ------------------------------------------------------------------------------------------------------------
Net increase
 (decrease)                8,592,183    53,552,442  43,652,481          51,085,318          15,036,823           26,909,896
Net assets
 available
 for benefits at
 beginning of year       369,357,660   315,805,218
                       ------------------------------------------------------------------------------------------------------------
NET ASSETS
AVAILABLE FOR
BENEFITS                $377,949,843  $369,357,660 $43,652,481         $51,085,318        $ 15,036,823          $26,909,896
                       ============================================================================================================


























                              BOND               COMPANY                                                           FIXED
                            INDEX/IC              STOCK               PARTICIPANT          COMMON                  INCOME
                              FUND                FUND                 LOAN FUND            FUND                    FUND
                        1994      1993     1994         1993       1994     1993     1994        1993        1994          1993
                  ------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET
ASSETS ATTRIBUTED TO
Net realized
 and unrealized
 (depreciation)
 appreciation of
 investments--
 Note C            $ (4,039,357)       $(6,813,454)$ 8,737,445                  $(4,808,344) $ 5,429,489 $ (7,937,004) $  2,860,677
Interest and
 dividend  income     8,319,620             34,380      15,732 $  5,733 $ 4,405     460,311      682,144    5,047,812    16,201,325
Dividends from
 American Greetings
 Corporation
 common stock                              761,552     388,927
Contributions:
 Participants         3,722,748          2,891,598   1,399,462                    1,722,683    2,763,484    3,233,332     6,662,368
 Rollover                97,763             73,655
 Employer             9,826,757          3,497,016   2,879,620                                 4,728,220                 14,430,040
                   ----------------------------------------------------------------------------------------------------------------
Total additions      17,927,531            444,747  13,421,186    5,733   4,405  (2,625,350)  13,603,337      344,140    40,154,410

DEDUCTIONS
FROM NET ASSETS
ATTRIBUTED TO
Benefits paid
 to participants     10,787,147          1,558,982     651,722    7,745  47,819   1,496,481      910,058    7,863,202    10,661,536
Administrative
 expenses                27,397             19,321      16,219                      500,300      410,345      504,465       933,197
                   ----------------------------------------------------------------------------------------------------------------
Total deductions     10,814,544          1,578,303     667,941    7,745  47,819   1,996,781    1,320,403    8,367,667    11,594,733
                   ----------------------------------------------------------------------------------------------------------------
Net (decrease)
 increase  prior to
 interfund
 transfers            7,112,987         (1,133,556) 12,753,245   (2,012)(43,414) (4,622,131)  12,282,934   (8,023,527)   28,559,677
Interfund
 transfers--net     (55,182,153)         5,791,045  12,746,755  163,082           2,812,690   (1,220,688) (11,305,997)  (11,526,067)
Net assets
 transferred
 between trusts     242,512,756                                                 (63,702,763)             (242,512,756)
                   ----------------------------------------------------------------------------------------------------------------
Net increase
 (decrease)         194,443,590          4,657,489  25,500,000  161,070 (43,414)(65,512,204)  11,062,246 (261,842,280)   17,033,610
Net assets
 available
 for benefits at
 beginning of year                      41,935,010  16,435,010   68,166 111,580  65,512,204   54,449,958  261,842,280   244,808,670
                   ----------------------------------------------------------------------------------------------------------------
NET ASSETS
AVAILABLE FOR
BENEFITS           $194,443,590        $46,592,499 $41,935,010 $229,236 $68,166              $65,512,204               $261,842,280
                   ================================================================================================================



See notes to financial statements.

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